July 6, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:  Kevin Woody, Branch Chief

Re:	Chanticleer Holdings, Inc. (File No. 000-29507) (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 6, 2011

Dear Mr. Woody:

The purpose of this letter is to inform the SEC that we have filed our 12/31/10 10-K/A and 3/31/11 10-Q/A in response to oral comments received by the SEC on June 30, 2011.  We have incorporated all of the items from our previous SEC response from June 27, 2011.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Michael D. Pruitt
Chief Executive Officer

11220 Elm Lane ∙ Suite 203 ∙ Charlotte, NC 28277
Phone 704-366-5122 ∙ Fax 704-366-2463